UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2009.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Financial Statements
and Supplemental Schedule
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
As of January 31, 2009 and 2008, and for the year ended January 31, 2009

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2009 and 2008, and for the year ended January 31, 2009

Contents

Report of Independent Registered Public Accounting Firm..................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)…....................11

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Benefits for the year ended January 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement’s presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of January 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
July 28, 2009
Rogers, Arkansas

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2009	2008
Assets
Investments (at fair value)	$33,598,540	$36,461,260
Receivables:
Company contributions	8,445,864	7,242,051
Due from broker	660	750
Total receivables	8,446,524	7,242,801
Cash	16,438	57,831
Net assets available for benefits (at fair value)	42,061,502	43,761,892
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	745,878	41,330
Net assets available for benefits	$42,807,380	$43,803,222

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2009
Additions
Company contributions	$8,431,846
Associate contributions	966,238
Interest and divided income	1,066,319
Other, net	44,835
Total additions	10,509,238

Deductions
Net depreciation in fair value of investments	(8,943,630)
Benefit payments	(2,486,819)
Administrative expenses	(74,631)
Total deductions	(11,505,080)

Net decrease	(995,842)
Net assets available for benefits at beginning of year	43,803,222
Net assets available for benefits at end of year	$42,807,380

  See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2009

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2009. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994 (the “Code”), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico 401(k) Retirement and Savings Plan.  The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Code and ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) while Merrill Lynch Investment Managers, LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee.  Merrill Lynch makes payouts from the Plan in accordance with the Plan. The custodian is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch.  Merrill Lynch is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Equity Index Fund, Merrill Lynch Small Cap Index Fund and the Merrill Lynch Retirement Preservation Trust, which are investment options offered under the Plan to participants.  Merrill Lynch & Co. Inc., the parent corporation of Merrill Lynch, Pierce, Fenner & Smith, Inc., became a wholly-owned subsidiary of Bank of America Corporation, on January 1, 2009. Merrill Lynch is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Qualified Non-Elective contribution and Profit Sharing contribution made by Wal-Mart Puerto Rico, Inc. (“Wal-Mart Puerto Rico”) if the participant meets certain eligibility requirements. To be eligible to receive Wal-Mart Puerto Rico’s contributions, the participant must complete at least 1,000 hours of service during the Plan year for which the contributions are made and be employed on the last day of that Plan year.

Wal-Mart Puerto Rico’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines Wal-Mart Puerto Rico’s contributions, if any. Wal-Mart Puerto Rico’s contributions for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2009, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of Wal-Mart Puerto Rico’s Qualified Non-Elective contribution and Wal-Mart Puerto Rico’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Code.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) Wal-Mart Puerto Rico’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2009 and 2008, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $172,000 and $352,000, respectively.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions and rollover contributions. Through January 30, 2008, a participant’s Profit Sharing contributions vested based on years of service at a rate of 20% per year from years three through seven. Effective January 31, 2008, a participant’s contributions vest starting at 20% at two years of service and increasing 20% each year until fully vested at the end of year six.  The new vesting schedule applies to Company contributions to the Plan for all plan years ending on or after January 31, 2008, and to account balances of participants employed on or after that date.  Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant.

Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct Merrill Lynch to invest any portion of his/her elective contributions, rollover contributions and Qualified Non-Elective contributions in available investment options. Participant investment options include a variety of mutual funds and common/collective trusts.  Wal-Mart common stock was removed as an investment option on June 15, 2007 and the stable value fund option was removed on December 31, 2007. Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than three years of service. Participants with at least three years of service may direct Merrill Lynch to invest such contributions in available investment options.

Participant investments not directed by the associate are invested by Merrill Lynch as directed by the Retirement Plans Committee.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end.  Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by Merrill Lynch.  Fully benefit-responsive investment contracts held in the common/collective trust are adjusted to contract value. Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Wal-Mart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Wal-Mart Puerto Rico. Wal-Mart Puerto Rico contributions to the Plan related to the year ending January 31, 2009, were paid in March 2009.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by certain investment companies and in defined contribution health and welfare and pension plans.  Investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

3. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions.  The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2009 Plan year, the Plan’s investments (including investments purchased, sold, and held during the year) depreciated in value as follows:

Net Depreciation in Fair Value of Investments

Wal-Mart Stores, Inc. Common Stock	$(851,723)
Mutual Funds	(4,261,429)
Common/Collective Trusts	(3,830,478)
Total	$(8,943,630)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2009	2008

Wal-Mart Stores, Inc. Common Stock	$11,545,808	$12,949,781
Merrill Lynch Equity Index Trust*	5,977,626	2,715,043
Merrill Lynch Retirement Preservation Trust*	4,620,153	5,124,956
American Europacific R4*	4,364,059	2,175,132
PIMCO Total Return Fund*	3,321,694	5,303,421
Davis New York Venture Fund*	-	2,556,686
Mass Invest Growth Stock Fund*	-	2,259,964

*Includes non-participant directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $5,366,031 and $5,166,286 at January 31, 2009 and 2008, respectively.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

4. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	January 31,
	2009	2008
Assets:
Mutual Funds	$2,895,991	$3,270,243
Common/Collective Trust	3,014,531	1,577,630
Investments (at fair value)	5,910,522	4,847,873
Contributions receivable	4,104,304	3,544,579
Net assets available for benefit (at fair value)	10,014,826	8,392,452
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	128,725	6,262
Net assets available for benefits	$10,143,551	$8,398,714

Year Ended January 31, 2009
Change in net assets:
Contributions	$4,447,407
Net depreciation in fair value of investments	(2,181,569)
Benefit payments	(365,419)
Administrative expenses	(29,653)
Net interfund transfers	(137,087)
Other, net	11,158
Net increase	1,744,837
Net assets available for benefits at beginning of year	8,398,714
Net assets available for benefits at end of year	$10,143,551

5.  Fair Value Measurements

On February 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements.  SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The adoption of SFAS 157 did not have a material impact on the Plan’s net assets and changes in net assets.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

5.  Fair Value Measurements (continued)

The valuation of financial instruments carried at fair value as of January 31, 2009, is as follows:

	Fair Value Measurements as of January 31, 2009
	Level 1	Level 2	Total
Assets:
Wal-Mart Stores, Inc. Common Stock	$11,545,808	$-	$11,545,808
Mutual Funds	10,030,346	-	10,030,346
Common/Collective Trusts	-	12,022,386	12,022,386
Total Investments (at fair value)	$21,576,154	$12,022,386	$33,598,540

The following is a description of the methodologies used in valuing investments at fair value as of January 31, 2009.

Wal-Mart Stores, Inc. Common Stock
Wal-Mart common stock is valued at the closing price reported on the New York stock exchange and is classified within level 1 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued at the closing price reported on the New York stock exchange and are classified within level 1 of the valuation hierarchy.

Common/Collective Trusts
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV of the trust is classified within level 2 of the valuation hierarchy.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	January 31,
	2009	2008
Net assets available for benefits per the financial statements	$42,807,380	$43,803,222
Less: Amounts allocated to withdrawn participants	(16,418)	(56,031)
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(745,878)	(41,330)
Net assets available for benefits per the Form 5500	$42,045,084	$43,705,861

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 as of January 31, 2009:

Net decrease per the financial statements	$(995,842)
Amounts allocated to withdrawn participants at January 31, 2009	(16,418)
Amounts allocated to withdrawn participants at January 31, 2008	56,031
Add: Adjustment from fair value to contract value for certain fully
benefit-responsive investment contracts at January 31, 2008	41,330
Less: Adjustment from fair value to contract value for certain fully
benefit-responsive investment contracts at January 31, 2009	(745,878)
Net decrease per the Form 5500	$(1,660,777)

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.  Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2009

7. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Commonwealth, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., and shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of Merrill Lynch; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the record-keeping services amounted to $74,631 for the year ended January 31, 2009.

9. Subsequent Events

The Plan was amended effective February 1, 2009, to allow participants to make salary deferrals up to 50% of their eligible pay (not to exceed Puerto Rico Treasury Department limits), allow in-service distributions after 59 1/2 years of age and allow participants to immediately direct the investment of their Profit Sharing accounts.

Supplemental Schedule

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2009
EIN #66-0475164
Plan #004

	Identity of Issue and Description of Investment	Cost	Investments at Fair Value	Adjustments to Contract Value	Contract Value

	EMPLOYER COMMON STOCK
	Wal-Mart Stores, Inc. Common Stock	$6,432,980	$11,545,808	$-	$-
	TOTAL EMPLOYER COMMON STOCK	6,432,980	11,545,808	-	-

	MUTUAL FUNDS
	AIM International Growth Fund A	62,382	41,059	-	-
	American Europacific GR R4	2,027,078	1,438,647	-	-
	American Europacific R4 GM	4,857,343	2,925,412	-	-
	Davis New York Venture Fund	77,088	48,125	-	-
	Franklin Templeton Investments Small-Mid Cap Growth A	159,845	94,139	-	-
	PIMCO All Asset Fund Instl Cl	2,785,770	2,161,270	-	-
	PIMCO Total Return Fund	1,456,986	1,114,344	-	-
	PIMCO Total Return Fund GM	2,238,053	2,207,350	-	-
	TOTAL MUTUAL FUNDS	13,664,545	10,030,346	-	-

	COMMON/COLLECTIVE TRUSTS
*	Merrill Lynch Equity Index Trust I	2,753,631	2,004,023	-	-
*	Merrill Lynch Equity Index Trust I GM	5,763,466	3,973,603	-	-
*	Merrill Lynch Retirement Preservation Trust	3,480,126	2,701,233	436,087	3,137,320
*	Merrill Lynch Retirement Preservation Trust - GM	2,228,711	1,918,920	309,791	2,228,711
*	Merrill Lynch Small Cap Index CT Tier I	251,183	182,807	-	-
*	Merrill Lynch Small Cap Index GM	627,580	386,233	-	-
	Rainier Large Cap Growth Trust	49,308	32,562	-	-
	Wellington Diversified I	1,261,559	798,215	-	-
	Westwood SMID Cap Value Trust	33,230	24,790	-	-
	TOTAL COMMON/COLLECTIVE TRUSTS	16,448,794	12,022,386	745,878	5,366,031

	TOTAL INVESTMENTS	$36,546,319	$33,598,540	$745,878	$5,366,031

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 29, 2009                                                                By:                      /s/ Stephen R. Hunter
Stephen R. Hunter
Vice – President, Benefits Planning and Design
Wal-Mart Stores, Inc.